03 SEP 11 AM 7:21

UFJ Holdings, Inc


03029970

SUPPL

82-5769

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, C[illegible]-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 11, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 9/11

** If you do not receive all pages please contact us immediately.*



UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 11, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 11, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Revision of Conversion Ratio for Class V Preferred Share

We hereby give notice that the conversion ratio for the Class V Preferred Share of UFJ Holdings, Inc., shall be revised as follows, based on the stipulations for conversion of the said Preferred Share.

Description:

1. Conversion ratio after revision: 3.543
2. Conversion ratio before revision: 2.202
3. Effective date: As from October 5, 2003

<For reference>

Class V Preferred Share:

(Number of preferred shares issued)

150,000 shares as of today.

(Issuance)

When UFJ Holdings, Inc., was established through a stock transfer, one Class V Preferred Share was issued in exchange for 1,000 of the preferred share described below:

Third Preference Stock (Type B) of The Tokai Bank, Ltd. (current UFJ Bank Limited)
(Issued on March 31, 1999; issue price of ¥2,000; 150,000 thousand shares issued)